Exhibit (a)(1)(P)

Dear Talend S.A. Shareholder:

You should have recently received materials from Tahoe Bidco B.V (“Purchaser”), an entity affiliated with and indirectly owned by investment funds managed by Thoma Bravo, L.P. related to the offer to purchase (the “Offer”) all of the outstanding ordinary shares (“Ordinary Shares”) and American Depositary Shares representing Ordinary Shares (“ADSs”) of Talend S.A (“Talend”) at a price of $66.00 per Ordinary Shares and $66.00 per ADS, net to the holder thereof in cash, without interest and less any applicable withholding tax.

The Talend Board unanimously (a) determined that the Offer and the other transactions contemplated by the MoU (as defined in the Offer) are consistent with and will further the business objectives and goals of Talend, and in the best interests of Talend and Talend’s employees and shareholders, and (b) determined to recommend that the holders of Ordinary Shares and the holders of ADSs accept the Offer and tender their outstanding Ordinary Shares and ADSs into the Offer.

The Offer is conditioned upon, among other things, at least a supermajority of 80% (or, in Purchaser’s sole discretion, a lower percentage; provided that in no event will such percentage be lower than 67%) of the outstanding shares of Talend (including ordinary shares represented by ADS) being validly tendered and not properly withdrawn prior to the expiration of the Offer. In order to ensure that this condition is met and, thereby, for you to receive payment in connection with the Offer, it is important that you tender your Ordinary Shares and/or ADSs regardless of the number of Ordinary Shares and/or ADSs you own.

In connection with the offer Talend will convene an ordinary and an extraordinary general meeting (the “Combined Meeting”) on July 26, 2021 at which the shareholders of Talend will be asked to vote on proposals to enact the Post-Offer Reorganization and other related matters, as set forth in the Definitive Proxy Statement filed by Talend with the Securities and Exchange Commission on June 21, 2021 (the “Proxy Statement”). The Board of Directors of Talend unanimously recommends that you vote “FOR” the Governance Proposal, “FOR” the Demerger Proposal, “FOR” the Merger Proposal, and “FOR” the Powers Proposal, each as defined in the Proxy Statement. The failure of the Combined Meeting to adopt any of the proposals may delay Purchaser’s ability to consummate the Merger and the Demerger, each as defined in the Proxy Statement, if the Offer is consummated.

THE TENDER OFFER IS SCHEDULED TO EXPIRE AT 5:00P.M. NEW YORK TIME ON WEDNESDAY, JULY 28, 2021, UNLESS THE OFFER IS EXTENDED. WE URGE YOU TO ACCEPT THIS TENDER OFFER AS SOON AS POSSIBLE AS YOUR BANK OR BROKER MAY HAVE AN EARLIER INTERNAL EXPIRATION TIME.

If you have any questions regarding the tender offer or need help in tendering your shares, you may also call our information agent, MacKenzie Partners, Inc.- call Toll-Free at 1 (800) 322-2885 or by email at TLND@Mackenziepartners.com.

Thank you for your time and consideration.

Sincerely,

Thoma Bravo